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                              November 7, 2023

       Xianlong Wu
       Chief Executive Officer
       Bit Brother Ltd
       15/F, Block A, Kineer Business Centre
       53 Binjiang Road, Yuelu District
       Changsha , Hunan Province, China 410023

                                                        Re: Bit Brother Ltd
                                                            Form 20-F for the
Year Ended June 30, 2023
                                                            File No. 001-35755

       Dear Xianlong Wu:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F for the Year Ended June 30, 2023

       ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 108

   1. We note that during your fiscal year ended June 30, 2023 you were identified by the
                                                        Commission pursuant to
Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15
                                                        U.S.C. 7214(i)(2)(A))
as having retained, for the preparation of the audit report on your financial statements
included in the Form 20-F, a registered public accounting firm that has a branch or office
that is located in a foreign jurisdiction and that the Public Company
                                                        Accounting Oversight
Board had determined it is unable to inspect or investigate
                                                        completely because of a
position taken by an authority in the foreign jurisdiction. Please provide the
documentation required by Item 16I(a) of Form 20-F or tell us why you are not required to do so.
Additionally, please amend your Form 20-F to provide the
                                                        disclosures required
under Item 16I(b) of Form 20-F. Refer to the Staff Statement on the
                                                        Holding Foreign
Companies Accountable Act and the Consolidated Appropriations Act,
                                                        2023, available on our
website at https://www.sec.gov/corpfin/announcement/statement-
                                                        hfcaa-040623.
 Xianlong Wu
Bit Brother Ltd
November 7, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Austin Pattan at 202-551-6756 or Christopher Dunham at 202-551-3783
with any other questions.



                                                          Sincerely,
FirstName LastNameXianlong Wu
                                                          Division of
Corporation Finance
Comapany NameBit Brother Ltd
                                                          Disclosure Review
Program
November 7, 2023 Page 2
cc:       Joan Wu
FirstName LastName